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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6 - K

for the three months
ended March 31 of
Fiscal Year 2008

CONSOLIDATED BALANCE SHEETS—U.S. GAAP

MARCH 31, 2008 AND DECEMBER 31, 2007

	March 31, 2008 (Unaudited)	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
	(Thousands of US dollars)(1)	(Thousands of Euro)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$346,778	€219,410	€302,894
Marketable securities	5,915	3,742	21,345
Accounts receivable—net	1,227,745	776,808	665,184
Sales and income taxes receivable	99,700	63,081	89,000
Inventories—net	855,880	541,525	575,016
Prepaid expenses and other	249,205	157,675	139,305
Deferred tax assets—current	192,485	121,787	117,853

Total current assets	2,977,708	1,884,029	1,910,597

PROPERTY, PLANT AND EQUIPMENT—net	1,603,160	1,014,337	1,057,782

OTHER ASSETS
Goodwill	3,878,904	2,454,226	2,601,840
Intangible assets—net	1,907,240	1,206,732	1,306,117
Investments	27,958	17,689	17,668
Other assets	294,022	186,031	195,370
Deferred tax assets—non-current	126,529	80,056	67,891

Total other assets	6,234,653	3,944,734	4,188,887

TOTAL ASSETS	$10,815,521	€6,843,101	€7,157,266

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	$763,928	€483,346	€455,588
Current portion of long-term debt	1,154,795	730,652	792,617
Accounts payable	531,442	336,249	423,432
Accrued expenses:
• payroll and related	186,582	118,053	132,983
• customers' right of return	43,678	27,636	26,557
• other	444,205	281,053	308,738
Income taxes payable	96,777	61,232	19,314

Total current liabilities	3,221,407	2,038,220	2,159,229

LONG-TERM DEBT	2,740,949	1,734,229	1,926,523

LIABILITY FOR TERMINATION INDEMNITIES	89,890	56,874	56,911

DEFERRED TAX LIABILITIES—NON-CURRENT	359,702	227,587	248,377

OTHER LONG-TERM LIABILITIES	404,403	255,870	229,972

COMMITMENTS AND CONTINGENCIES
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	67,384	42,635	41,097

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—462,841,020 and 462,623,620 ordinary shares authorized and issued at March 31, 2008 and December 31, 2007, respectively; 456,438,034 and 456,188,834 shares outstanding at March 31, 2008 and December 31, 2007, respectively	43,891	27,770	27,757
Additional paid-in capital	460,563	291,404	277,947
Retained earnings	4,331,475	2,740,573	2,636,868
Accumulated other comprehensive loss	(793,529)	(502,075)	(377,428)

Total	4,042,401	2,557,672	2,565,145
Less—treasury shares at cost; 6,434,786 shares at March 31, 2008 and December 31, 2007	110,615	69,987	69,987

Total shareholders' equity	3,931,786	2,487,685	2,495,158

TOTAL	$10,815,521	€6,843,101	€7,157,266

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.5805 on March 31, 2008 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007 (UNAUDITED)

	2008	2008	2007
	(Thousands of US dollars)(1)(2)	(Thousands of Euro)(2)

NET SALES	$2,210,650	€1,398,703	€1,299,825
COST OF SALES	744,273	470,910	416,894

GROSS PROFIT	1,466,378	927,794	882,931

OPERATING EXPENSES:
Selling and advertising	892,279	564,555	524,860
General and administrative	246,844	156,181	133,946

Total	1,139,124	720,736	658,806

INCOME FROM OPERATIONS	327,254	207,057	224,125

OTHER INCOME (EXPENSE):
Interest income	4,649	2,941	3,008
Interest expense	(54,300)	(34,356)	(17,837)
Other—net	(8,177)	(5,173)	(378)

Other income (expense)—net	(57,828)	(36,589)	(15,207)

INCOME BEFORE PROVISION FOR INCOME TAXES	269,426	170,469	208,918
PROVISION FOR INCOME TAXES	94,299	59,664	75,211

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	175,127	110,805	133,708
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	11,220	7,099	5,451

NET INCOME	$163,906	€103,705	€128,257

BASIC EARNINGS PER SHARE (ADS):	$0.36	€0.23	€0.28

FULLY DILUTED EARNINGS PER SHARE (ADS):	$0.36	€0.23	€0.28

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic		456,360.6	453,990.3
Diluted		459,711.6	457,341.3

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.5805 on March 31, 2008 (see Note 5).

(2)
Amounts in thousands except per share data.

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED)

	Common Stock
			Additional Paid-in Capital			Accumulated Other Comprehensive Loss		Consolidated Shareholders' Equity
	Number of Shares	Amount		Retained Earnings	Comprehensive Income		Treasury Shares
	(Thousands of Euro)

BALANCES, January 1, 2008	462,623,620	27,757	277,947	2,636,868		(377,428)	(69,987)	2,495,158
Exercise of stock options	217,400	13	1,764					1,777
Translation adjustment					(104,884)	(104,884)		(104,884)
Non-cash stock-based compensation			11,692					11,692
Minimum pension liability, net of taxes					265	265		265
Change in fair value of derivative instruments, net of taxes					(20,028)	(20,028)		(20,028)
Unrealized gain on available-for-sale securities, net of taxes					(1)	(1)		(1)
Net income				103,705	103,705			103,705

Comprehensive income					(20,942)

BALANCES, March 31, 2008	462,841,020	27,770	291,404	2,740,573		(502,075)	(69,987)	2,487,685

Comprehensive income					$(33,099)

(Thousands of US dollars)(1)
BALANCES, March 31, 2008	462,841,020	$43,891	$460,563	$4,331,475		$(793,529)	$(110,615)	$3,931,786

(Thousands of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.5805 on March 31, 2008 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007 (UNAUDITED)

	2008	2008	2007
	(Thousands of US dollars)(1)	(Thousands of Euro)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$163,906	€103,705	€128,257

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries	11,220	7,099	5,451
Non-cash stock-based compensation	18,480	11,692	12,426
Depreciation and amortization	107,890	68,263	54,752
Benefit from deferred income taxes	(44,333)	(28,050)	(34,290)
Loss on disposal of fixed assets—net	1,450	917	2,507
Termination indemnities matured during the period—net	95	60	576
Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable	(187,818)	(118,835)	(141,626)
Prepaid expenses and other	(9,711)	(6,144)	(187,883)
Inventories	21,018	13,298	22,626
Accounts payable	(121,996)	(77,188)	(30,425)
Accrued expenses and other	26,302	16,642	33,412
Accrual for customers' right of return	4,309	2,726	324
Income taxes payable	66,599	42,138	76,168

Total adjustments	(106,495)	(67,381)	(185,981)

Net cash provided by/(used in) operating activities	$57,410	€36,324	€(57,724)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.5805 on March 31, 2008 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007 (UNAUDITED)

	2008	2008	2007
	(Thousands of US dollars)(1)	(Thousands of Euro)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	$(78,321)	€(49,555)	€(53,485)
Disposals	—	—	228
Purchases of businesses, net of cash acquired	(3,044)	(1,926)	(84,229)
Increase in intangible assets	(684)	(433)	(1,078)

Net Cash used in investing activities	(82,048)	(51,913)	(138,563)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	197,563	125,000	315,277
Repayments	(340,162)	(215,224)	(193,653)
Increase in overdraft balances	55,824	35,320	74,118
Exercise of stock options	2,808	1,777	11,544

Net cash (used in)/provided by financing activities	(83,968)	(53,127)	207,286

CHANGE IN CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS	(108,607)	(68,717)	10,998
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	478,724	302,894	339,122
Effect of exchange rate changes on cash and cash equivalents	(23,341)	(14,768)	(1,041)

CASH AND CASH EQUIVALENTS, END OF PERIOD	$346,778	€219,410	€349,079

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$51,804	€32,777	€18,145
Cash paid during the period for income taxes	$27,519	€17,412	€22,200

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.5805 on March 31, 2008 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.  BASIS OF PRESENTATION

        The accompanying consolidated balance sheets as of March 31, 2008 and the related statements of consolidated income and cash flows for the three months ended March 31, 2008 and 2007, and the statement of consolidated shareholders' equity for the three months ended March 31, 2008 of Luxottica Group S.p.A. and its subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. The consolidated balance sheet as of March 31, 2008, the statements of consolidated income and cash flows for the three months ended March 31, 2008 and 2007, and the statement of consolidated shareholders' equity for the three months ended March 31, 2008 are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of March 31, 2008 and 2007 and for the three months ended March 31, 2008 and 2007, have been made.

        The interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2007. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Company and are consistent with those applied in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2007. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of the operating results for the full year.

        The December 31, 2007 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

2.  INVENTORIES

        Inventories consisted of the following (in thousands of Euro):

	March 31, 2008	December 31, 2007

Raw materials	€117,598	€117,191
Work in process	52,878	52,132
Finished goods	437,153	492,839
Less: inventory obsolescence reserves	(66,104)	(87,146)

Total	€541,525	€575,016

3.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4.  STOCK OPTION AND PERFORMANCE PLANS

        Options to purchase an aggregate of 24,325,213 ordinary shares of the Company were outstanding at March 31, 2008. Outstanding options granted under the Company's Stock Option Plans (10,887,013 ordinary shares) become exercisable in either three equal annual installments, two equal installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. All options expire on or before March 14, 2017. During the first three months of 2008, 249,200 options were exercised.

        Performance-based options granted in 2004 under the 2004 Stock Option Plan (1,000,000 ordinary shares) became exercisable on January 31, 2007. During the first three months of 2008, no options from this grant were exercised.

        On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Company's authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During the first three months of 2008, no options from this grant were exercised.

        Performance-based options from two grants in July 2006 under the 2006 Stock Option Plan (grants of 9,500,000 and 3,500,000 ordinary shares, respectively) vest and become exercisable only if certain economic objectives are met.

5.  U.S. DOLLAR CONVENIENCE TRANSLATION

        The consolidated financial statements presented in Euro as of and for the three months ended March 31, 2008 are also translated into U.S. dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.5805 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at March 31, 2008. Such translations should not be construed as representations that Euro amounts could be converted into U.S. dollars at that or any other rate.

6.  INCOME TAXES

        As of January 1, 2007, the Company adopted Financial Accounting Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109". FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 is applied to all existing tax positions for all open tax periods as of the date of adoption. The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

        The aggregate unrecognized tax benefit as of March 31, 2008 is Euro 52.9 million (Euro 56.6 million as of December 31, 2007). The Company does not anticipate the unrecognized tax benefits to change significantly in the twelve-month period ending March 31, 2009.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

6.  INCOME TAXES (Continued)

        The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Company's accrual for penalties and interest related to the uncertain tax benefits noted above, during the three-month periods ended March 31, 2008 and 2007, were immaterial. As of March 31, 2008, the Company has recognized a liability for penalties of approximately Euro 4.8 million (Euro 4.9 million as of December 31, 2007) and interest of approximately Euro 9.8 million (Euro 9.6 million as of December 31, 2007).

        The Company's major tax jurisdictions consist of Italy, U.S. Federal and Australia. As of March 31, 2008, tax years that remain subject to examination by the relevant tax authorities are as follows:

Italy	2002 to present
U.S. Federal	2004 to present
Australia	none

7.  SEGMENTS AND RELATED INFORMATION

        The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

        The following tables summarize the segmental information deemed essential by the Company's management for the purpose of evaluating the Company's performance and for making decisions about future allocations of resources.

        Commencing on January 1, 2008, both the manufacturing and wholesale distribution segment and retail distribution segment data include the results of operations of Oakley Inc.'s ("Oakley") wholesale and retail businesses, respectively. Oakley was acquired by the Company on November 14, 2007.

        The "Inter-Segment Transactions and Corporate Adjustments" column includes the elimination of inter-segment activities and corporate-related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale distribution and retail distribution segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

(In thousands of Euro) Three months ended March 31,	Manufacturing And Wholesale Distribution	Retail Distribution	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2008
Net sales	712,264	779,142	(92,702)	1,398,703
Income from Operations	172,765	67,305	(33,013)	207,057
Total assets	2,819,504	1,617,373	2,406,224	6,843,101
2007
Net sales	548,498	833,562	(82,235)	1,299,825
Income from Operations	151,010	101,383	(28,268)	224,125
Total assets	2,132,553	1,411,723	1,772,349	5,316,625
2007 Pro forma(1)
Net sales	675,418	868,410	(98,925)	1,444,904
Income from Operations	157,399	102,421	(34,944)	224,875

(1)
The unaudited pro forma net sales and income from operations financial information gives effect to the consummation of the Oakley acquisition as if the acquisition had occurred on January 1, 2007, using the

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

7.  SEGMENTS AND RELATED INFORMATION (Continued)

  purchase method of accounting, in order to provide a better comparison of the operating results of the two periods discussed. The unaudited pro forma net sales and operating income for the quarter ended March 31, 2007, have been derived from our unaudited condensed consolidated statement of income for the three months ended March 31, 2007, as reported by us in our quarterly report filed on Form 6-K for the first three months of 2007, and Oakley's unaudited condensed consolidated statement of income for the three months ended March 31, 2007, as reported on Oakley's Form 10-Q for the first three months of 2007.

The unaudited pro forma net sales and income from operations financial information reflects pro forma adjustments for trademark and intangible asset amortization for intangibles identified as a result of the business combination and for the elimination of inter-company transactions had Oakley been part of the consolidated group, all of which are based on available information and certain assumptions that we believe are reasonable under the circumstances. In the opinion of management, all adjustments that are necessary to present fairly the pro forma net sales and income from operations financial information have been made.

The unaudited pro forma net sales and income from operations financial information does not purport to represent what our net sales or income from operations would actually have been had the acquisition of Oakley occurred on such date or to project our results of operations or financial position for any future date or period. The unaudited pro forma net sales and income from operations financial information does not reflect any adjustments to conform accounting practices of Oakley with that of the Company or to reflect any cost savings or other benefits anticipated as a result of the acquisition, the effect of asset dispositions, if any, or any transaction-related expenses.

You should read the unaudited pro forma net sales and income from operations financial information in conjunction with the "Comments on the results of operations for the three months ended March 31, 2008 and 2007" and the unaudited consolidated financial statements and related notes thereto included herein.

8.  COMMITMENTS AND CONTINGENCIES

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain proceedings, as disclosed in the Company's Annual Report on Form 20-F for the year ended December 31, 2007, could have a material adverse effect on the Company's business, financial position or future operating results. It is the opinion of management that the Company has meritorious defenses against such claims, which the Company will vigorously pursue.

COMMENTS ON FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

        The following discussion should be read in conjunction with the disclosure contained in our Annual Report on Form 20-F for the year ended December 31, 2007, which contains, among other things, a discussion of the risks and uncertainties that could affect our future operating results or financial condition, as well as our significant accounting policies.

OVERVIEW

        We are a global leader in eyewear operating in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brands and designer lines of mid- to premium-priced prescription frames and sunglasses, and, with the acquisition of Oakley, Inc. ("Oakley") in November 2007, we, through various Oakley subsidiaries, have also become a designer, manufacturer and worldwide distributor of performance optics products. Through our retail operations, as of March 31, 2008, we owned and operated 5,627 retail locations worldwide and franchised an additional 580 locations principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Laubman & Pank and our Licensed Brands (Sears Optical and Target Optical), as well as through the retail brands of our newly-acquired business Oakley, including, among others, Oakley Stores and Vaults, Sunglass Icon, The Optical Shop of Aspen and Bright Eyes. At March 31, 2008, our retail operations by geographic region and significant trade names were as follows:

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product

North America	LensCrafters Pearle Vision Sunglass Hut ILORI Sunglass Icon The Optical Shop of Aspen Oliver Peoples Oakley Stores and Vaults Licensed Brands: Sears Optical Target Optical	951 470 1567 7 132 20 4 83 881 304	405 11 1	Prescription Prescription Sun Sun Sun Prescription Prescription/Sun Sun/Apparel Prescription Prescription

Asia-Pacific	OPSM Laubman & Pank Budget Eyewear Sunglass Hut Bright Eyes Oakley Stores and Vaults Oliver Peoples	319 134 73 214 39 14	20 102 1 1	Prescription Prescription Prescription Sun Sun Sun/Apparel Prescription/Sun

China and Hong Kong	LensCrafters Sunglass Hut Other Brands	159 6 82		Prescription Sun Prescription

Europe	Sunglass Hut Oakley Stores and Vaults	88 9	5	Sun Sun/Apparel

Africa and Middle East	Sunglass Hut Oakley Stores and Vaults		27 1	Sun Sun/Apparel

South Africa	Sunglass Hut Oakley Stores and Vaults	68 2		Sun Sun/Apparel

Central and South America	Oakley Stores and Vaults	1	6	Sun/Apparel

        Our net sales consist of direct sales of finished products manufactured under our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channels and sales directly to consumers through our retail businesses.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate, as well as on our ability to offer products that meet the ever changing tastes of high-end consumers.

        Our results of operations, which are reported in Euro, are subject to currency rate fluctuations particularly between the Euro and the U.S. dollar due to our significant U.S. business. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3106 in the first three months of 2007 to Euro 1.00 = U.S. $1.4976 in the first three months of 2008. Additionally, with the acquisition of OPSM Group Limited in 2003, our results of operations are also susceptible to currency rate fluctuations between the Euro and the Australian dollar ("AUD"). The Australian dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = AUD 1.6670 in the first three months of 2007 to Euro 1.00 = AUD 1.6533 in the first three months of 2008. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted our reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact our reported financial results in the future.

The Oakley Merger

        On November 14, 2007, we completed the merger with Oakley, for a total purchase price of approximately U.S. $2.1 billion. In accordance with the terms of the merger agreement, Oakley's outstanding shares of common stock were converted into the right to receive U.S. $29.30 per share in cash and Oakley became an indirect subsidiary of Luxottica. The merger was accounted for as a business combination for accounting purposes.

        We believe that our combination with Oakley will:

  •
  leverage our brand portfolio through true global exposure for all Oakley owned and licensed brands, by selectively applying active lifestyle and account merchandising optimization;

  •
  strengthen our international sales through significant opportunities in Europe and emerging markets, complementary sales structures in many different markets and the realization of economies of scale;

  •
  strengthen our trade channels through Oakley's experience in active lifestyle and sports performance channels and Luxottica's experience in optical channel, as well as through the global key account management and department store dedicated structure;

  •
  strengthen our retail operations through the optimization of sales of all our brands through Luxottica's and Oakley's retail chains and improved consumer reach through enhanced positioning of sun retail brands;

  •
  combine Luxottica's and Oakley's areas of expertise, developing Oakley's women's and prescription eyewear offerings as a result of Luxottica's expertise, blending performance and luxury/fashion, creating new eyewear solutions to serve new customer needs and applying Oakley brand-building and grassroots marketing approaches to other portfolio brands;

  •
  improve lens technology through the extension of Oakley's best-in-class research and development capabilities, new opportunities in prescription sun lenses and sourcing benefits; and

  •
  strengthen our sourcing through greater scale, new worldwide opportunities and a faster time to market.

        In connection with the acquisition, we increased our outstanding debt by approximately U. S. $2.2 billion.

        Since the consummation of the acquisition, we have begun to implement our strategic integration plan with respect to Oakley. We immediately launched a full portfolio of project tasks, with specific objectives, dedicated joint teams and designated accountabilities to address key integration and synergy areas, with direct significant involvement of our top management.

        We expect that our integration with Oakley will result in synergies in the following areas:

  •
  International wholesale development;

  •
  Developments related to specific brands (especially Revo and Arnette);

  •
  Sourcing retail operations synergies in the key markets of North America and Asia Pacific; and

  •
  General and administrative expenses.

        Currently, all integration project activities are proceeding substantially according to plan. In particular, specific integration tasks have been completed, including namely, the integration of the retail operations in North America, the integration of the Oakley dedicated sales force and marketing within the Luxottica commercial infrastructure in selected European countries and joint sourcing initiatives, while others are in their relevant implementation and/or detailed planning phase, and are expected to be executed within the planned timeframe.

        We expect that the transaction will result in approximately Euro 100 million per year in operating synergies within three years of the completion of the merger, driven by revenue growth and efficiencies. We expect to realize approximately Euro 20 million, Euro 60 million and Euro 100 million of operating synergies in 2008, 2009 and 2010, respectively. We are currently on schedule to realize the initial estimate of such operating synergies. In addition, we anticipate incurring approximately Euro 30 million in one-time charges related to the acquisition and integration, spread out over a two-year period, commencing in 2008. As of March 31, 2008, operating synergies have been approximately Euro 2 million. Expected operating synergies are approximately Euro 5 million, Euro 6 million and Euro 7 million for the second, third and fourth quarters of 2008, respectively.

        The primary factors that may influence our ability to execute our integration plans and realize the anticipated cost savings include:

  •
  difficulty in integrating the newly-acquired business and operations in an efficient and effective manner;

  •
  inability to achieve strategic objectives, cost savings and other benefits from the acquisition;

  •
  the loss of key employees of the acquired business;

  •
  the diversion of the attention of senior management from our operations;

  •
  liabilities that were not known at the time of acquisition or the need to address tax or accounting issues;

  •
  difficulty integrating Oakley's human resources systems, operating systems, inventory management systems, and assortment planning systems with our systems; and

  •
  the cultural differences between our organization and Oakley's organization.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro).

	Three months ended March 31,

	2008	%	2007	%

Net sales	€1,398,703	100.0	€1,299,825	100.0
Cost of sales	470,910	33.7	416,894	32.1

Gross profit	927,794	66.3	882,931	67.9
Selling and advertising expenses	564,555	40.4	524,860	40.4
General and administrative expenses	156,181	11.2	133,946	10.3

Income from operations	207,057	14.8	224,125	17.2
Other income (expense)—net	(36,589)	2.6	(15,207)	1.2

Income before provision for income taxes	170,469	12.2	208,918	16.1
Provision for income taxes	59,664	4.3	75,211	5.8
Minority interests	7,099	0.5	5,451	0.4

Net income	€103,705	7.4	€128,257	9.9

        Net Sales.    Net sales increased by Euro 98.9 million, or 7.6 percent, to Euro 1,398.7 million during the first three months of 2008 from Euro 1,299.8 million in the same period of 2007. Euro 145.1 million of such increase is attributable to the inclusion of net sales generated by the Oakley business for the three months ended March 31, 2008. and Euro 68.0 million of such increase is attributable to the superior performance of the manufacturing and wholesale distribution segment for the three months ended March 31, 2008. These positive effects were partially offset by negative currency fluctuation effects, in particular due to a weaker U.S. dollar compared to the Euro, which caused a reduction in net sales of Euro 116.3 million, primarily from the retail distribution segment. On a pro forma(1) basis, i.e. including the net sales of Oakley for the first three months of 2007 (see Note 7—"Segments and Related Information" above), net sales for the first quarter of 2008 would have decreased by Euro 46.2 million, or 3.2 percent. The decrease in pro forma net sales for the period is attributable to the strengthening of the Euro, mainly versus the U.S. dollar, which offset the increase in the net sales of Euro 70.1 million, or 4.9 percent, that was mainly driven by the positive performance of the manufacturing and wholesale distribution segment.

        Net sales for the retail distribution segment decreased by Euro 54.5 million, or 6.5 percent, to Euro 779.1 million in the first three months of 2008 from Euro 833.6 million in the same period of 2007. The decrease in net sales for the period is primarily attributable to the strengthening of the Euro, mainly versus the U.S. dollar, which negatively impacted net sales for the period by Euro 94.5 million. This decrease in net sales attributable to currency effects was partially offset by the growth in net sales in the first three months of 2008 of Euro 37.9 million attributable to the inclusion of Oakley's results. On a pro forma basis, net sales in the retail distribution segment for the first quarter of 2008 would have decreased by Euro 89.3 million, or 10.3 percent, compared to the same period of 2007. The decrease in pro forma net sales for the period is attributable to the strengthening of the Euro, mainly versus the U.S. dollar, and was partially offset by a Euro 5.2 million, or 0.6 percent, increase in the net sales for the segment.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 153.3 million, or 32.9 percent, to Euro 619.6 million in the first three months of 2008 from

(1)
Pro forma net sales for the three months ended March 31, 2007 include Oakley net sales, net of inter-company transactions, as if the Company had acquired Oakley on January 1, 2007.

Euro 466.3 million in the same period of 2007. Euro 107.2 million of such increase is attributable to the inclusion of Oakley's business, and the remaining growth was mainly attributable to increased sales of our Ray-Ban and Vogue brands, as well as the continued success of sales of branded products of our designer lines, such as Dolce & Gabbana, Prada, Versace and Bvlgari, and the launch of new products from our license agreements with Burberry and Ralph Lauren. These increases occurred primarily in the European and North American markets, which, together, accounted for approximately 78.7 percent and 81.8 percent of our net sales to third parties in our manufacturing and wholesale distribution segment in the first three months of 2008 and 2007, respectively. On a pro forma basis, net sales to third parties in the manufacturing and wholesale distribution segment in the first quarter of 2008 would have increased by Euro 43.1 million, or 7.5 percent, as compared to the same period in 2007. The strengthening of the Euro, mainly versus the U.S. dollar, offset the Euro 64.9 million, or 11.3 percent, increase in net sales for the period by Euro 21.8 million.

        During the first three months of 2008, net sales in the retail distribution segment accounted for approximately 55.7 percent of total net sales, as compared to approximately 64.1 percent of total net sales in the same period of 2007. This decrease in the net sales as a percentage of total net sales for the retail distribution segment is primarily attributable to a significant increase in net sales to third parties in our manufacturing and wholesale distribution segment, which grew by 32.9 percent in the first three months of 2008 compared to the same period of 2007, largely as a result of the acquisition of Oakley, which is primarily a wholesale business, and to negative currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment, because of the concentration of our retail business in North America, Australia and China, where the Euro is not the functional currency.

        On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada comprised 55.7 percent, or Euro 778.9 million, of total net sales in the first three months of 2008, which decreased as compared to net sales in the United States and Canada of Euro 780.6 million in the same period of 2007, due to the negative impact of the strengthening of the Euro compared to the U.S. dollar. Net sales for operations in Asia-Pacific comprised 11.4 percent of total net sales and totaled Euro 159.8 million in net sales during the first three months of 2008, as compared to Euro 142.8 million in the same period of 2007, which represented an 11.9 percent increase in net sales, which was mainly attributable to the inclusion of the newly-acquired Oakley business. Net sales for the rest of the world comprised 32.9 percent of total net sales and accounted for Euro 460.0 million of net sales during the first three months of 2008, which represented an increase in net sales of Euro 83.6 million, or 22.2 percent, as compared to the same period of 2007. The increase in net sales for the rest of the world was primarily attributable to strong performance of the Company's wholesale business in almost all major European markets.

        During the first three months of 2008, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 361.4 million, comprising 58.3 percent of our total net sales in this segment, and experienced an increase of 16.2 percent from Euro 311.0 million in the first three months of 2007. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada was U.S. $188.0 million, comprising 20.4 percent of our total net sales in this segment in the first three months of 2008 and experienced an increase, in local currency, of 102.5 percent from U.S. $92.8 million in the first three months of 2007. This increase in net sales was primarily driven by licensed brands, such as Dolce & Gabbana and Ralph Lauren, as well as increased sales volumes, especially for Ray-Ban and Vogue. In Euro, net sales in the United States and Canada increased by only 79.0 percent, as the local currency increase was offset by the strengthening of the Euro compared to the U.S. dollar. Net sales to third parties in our manufacturing and wholesale segment in the rest of the world was Euro 131.9 million, comprising 21.3 percent of our total net sales in this segment and experienced an increase of 55.8 percent from Euro 84.7 million in the first three months of 2007.

        During the first three months of 2008, net sales in the retail distribution segment in the United States and Canada comprised 83.8 percent of our total net sales in this segment. In Euro, net sales in the United States and Canada decreased by 8.1 percent, from Euro 710.0 million in the first three months of 2007 to Euro 652.7 million in the same period of 2008, as the local currency increase was offset by the strengthening of the Euro compared to the U.S. dollar. In U.S. dollars, retail net sales in the United States and Canada experienced an increase of 5.1 percent from U.S. $930.5 million in the first three months of 2007 to U.S. $977.5 million in the same period of 2008. During the first three months of 2008, net sales in the retail segment in the rest of the world comprised 16.2 percent of our total net sales in the retail distribution segment and experienced an increase of 2.3 percent from Euro 123.6 million in the first three months of 2007 to Euro 126.4 million in the same period of 2008.

        Cost of Sales.    Cost of sales increased by Euro 54.0 million, or 13.0 percent, to Euro 470.9 million in the first three months of 2008 from Euro 416.9 million in the same period of 2007, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales increased to 33.7 percent in the first three months of 2008, as compared to 32.1 percent in the same period of 2007, mainly due to the increase in supply and labor costs for manufacturing. In the first three months of 2008, the average number of frames produced daily in our facilities increased to approximately 221,000, as compared to 169,000 in the same period of 2007, which was attributable to increased production in both the Italian and Chinese manufacturing facilities, in addition to the inclusion of approximately 38,000 frames from Oakley's manufacturing business, which were not included in 2007.

        Gross Profit.    Our gross profit increased by Euro 44.9 million, or 5.1 percent, to Euro 927.8 million in the first three months of 2008 from Euro 882.9 million in the same period of 2007. As a percentage of net sales, gross profit decreased to 66.3 percent in the first three months of 2008 from 67.9 percent in the same period of 2007.

        Operating Expenses.    Total operating expenses increased by Euro 61.9 million, or 9.4 percent, to Euro 720.7 million in the first three months of 2008 from Euro 658.8 million in the same period of 2007. As a percentage of net sales, operating expenses increased to 51.5 percent in the first three months of 2008 from 50.7 percent in the same period of 2007 primarily due to the increase of costs in our manufacturing and wholesale distribution segment, which was affected by the integration of Oakley due to Oakley's higher operating expenses.

        Selling and advertising expenses (including royalty expenses) increased by Euro 39.7 million, or 7.6 percent, to Euro 564.6 million in the first three months of 2008 from Euro 524.9 million in the same period of 2007, primarily due to increases in sales, for which we were required to pay additional commissions to sales associates of Euro 32.7 million, and to higher advertising expenses of Euro 6.5 million. As a percentage of net sales, selling and advertising expenses remained flat at 40.4 percent both in the first three months of 2008 and in the same period of 2007.

        General and administrative expenses, including intangible asset amortization, increased by Euro 22.2 million, or 16.6 percent, to Euro 156.2 million in the first three months of 2008 from Euro 133.9 million in the same period of 2007, primarily due to an increase of general and administrative expenses in the manufacturing and wholesale distribution segment, including Oakley's manufacturing and wholesale business, and the amortization of the acquired Oakley trademarks of Euro 7.4 million. As a percentage of net sales, general and administrative expenses increased to 11.2 percent in the first three months of 2008 from 10.3 percent in the same period of 2007.

        Income from Operations.    For the reasons described above, income from operations in the first three months of 2008 decreased by Euro 17.1 million, or 7.6 percent, to Euro 207.1 million from Euro 224.1 million in the same period of 2007. As a percentage of net sales, income from operations decreased to 14.8 percent in the first three months of 2008 from 17.2 percent in the same period of 2007.

On a pro forma(2) basis, i.e. including Oakley's results of operations for the first three months of 2007 (see Note 7—"Segments and Related Information" above), the operating margin for the first quarter of 2007 would have been 15.6 percent, not 17.2 percent as reported last year.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (36.6) million in the first three months of 2008 as compared to Euro (15.2) million in the same period of 2007. Net interest expense was Euro 31.4 million in the first three months of 2008 as compared to Euro 14.8 million in the same period of 2007, attributable to an increase in outstanding indebtedness borrowed in connection with the acquisition of Oakley.

        Net Income.    Income before taxes decreased by Euro 38.4 million, or 18.4 percent, to Euro 170.5 million in the first three months of 2008 from Euro 208.9 million in the same period of 2007. As a percentage of net sales, income before taxes decreased to 12.2 percent in the first three months of 2008 from 16.1 percent in the same period of 2007. Minority interests increased to Euro 7.1 million in the first three months of 2008 from Euro 5.5 million in the same period of 2007. Our effective tax rate was 35.0 percent in the first three months of 2008, as compared to 36.0 percent in the same period of 2007.

        Net income decreased by Euro 24.6 million, or 19.1 percent, to Euro 103.7 million in the first three months of 2008 from Euro 128.3 million in the same period of 2007. Net income as a percentage of net sales decreased to 7.4 percent in the first three months of 2008 from 9.9 percent in the same period of 2007.

        Basic earnings per share were Euro 0.23 in the first three months of 2008 as compared to Euro 0.28 in the same period of 2007. Diluted earnings per share were Euro 0.23 in the first three months of 2008 as compared to Euro 0.28 in the same period of 2007.

BALANCE SHEET DISCUSSION

Our Cash Flows

        Operating Activities.    Our cash provided by/(used in) operating activities was Euro 36.3 million and Euro (57.7) million for the first three months of 2008 and 2007, respectively. The Euro 94.0 million increase in the first three months of 2008 as compared to the same period of 2007 was primarily attributable to advance payments of U.S. $199.0 million paid by us in January 2007 to a designer for future contracted minimum royalties and to payments for income taxes which in 2007 generated a cash outflow of Euro 92.1 million included in prepaid expenses and other. Depreciation and amortization were Euro 68.3 million in the first three months of 2008 as compared to Euro 54.8 million in the same period of 2007. This increase in depreciation and amortization was attributable to the acquired Oakley intangible and fixed assets, which accounted for the entire Euro 13.5 million of such increase. Deferred taxes were Euro 28.1 million in the first three months of 2008 compared to Euro 34.3 million for the same period of 2007. The accounts receivable balance increased less (Euro 118.8 million in the first three months of 2008 and Euro 141.6 million in the same period of 2007) mainly due to the improvement of days-of-sales-outstanding (DSO) in the manufacturing and wholesale segment. The reduction in inventory change by Euro 9.3 million is mainly due to inventory expected to be sold in future periods. The decrease in cash inflow was mainly due to the inclusion of Oakley's inventory after the acquisition date. Accounts payable decreased by Euro 46.8 million in the first three months of 2008 as compared to the same period of 2007. The decrease was attributable to the timing of payments of certain vendors. The decrease in the accrued expenses and other of Euro 16.8 million in the first three months of 2008 as compared to the same period of 2007 was primarily caused by the payment of certain professionals' fees associated with the acquisition of Oakley that were accrued for as of December 31, 2007. The income taxes payable balance

(2)
Pro forma income from operations for the period ended March 31, 2007 includes Oakley's income from operations, adjusted by the amortization of trademarks and other intangibles identified as a result of the business combination, as if we had acquired Oakley on January 1, 2007.

increased less (Euro 42.1 million for the first three months of 2008 as compared to Euro 76.2 million for the same period of 2007) which was primarily attributable to tax rate reduction due to the changes in Italian tax law.

        Investing Activities.    The Company's cash used in investing activities was Euro 51.9 million for the first three months of 2008 as compared to Euro 138.6 million for the same period of 2007. The decrease in cash outflow of Euro 86.7 million was primarily due to the completion in February 2007 of the acquisition of the optical retail business of D.O.C Optics for approximately Euro 83.7 million (U.S. $110.2 million) in cash. Capital expenditures were Euro 49.6 million for the first three months of 2008 as compared to Euro 53.5 million for the same period of 2007. This decrease in capital expenditures is due to a decrease in planned investment in both the manufacturing facilities of the wholesale division and in the opening, remodeling and relocation of stores in the retail division. The Company expects to incur approximately Euro 300.0 million in capital expenditures in 2008.

        Financing Activities.    Our cash provided by/(used in) financing activities for the first three months of 2008 and 2007 was Euro (53.1) million and Euro 207.3 million, respectively. Cash used in financing activities for the first three months of 2008 consisted primarily of the proceeds of Euro 125.0 million from long-term debt and Euro 35.3 million from unsecured short-term credit lines, which were used to repay long-term debt expiring during the first three months of 2008. Cash provided by financing activities for the first three months of 2007 consisted primarily of the proceeds of Euro 315.3 million from long-term debt and Euro 74.1 million from unsecured short-term credit lines, which were used to repay long-term debt expiring during the first three months of 2007.

        We have relied primarily upon internally generated funds, trade credit and bank borrowings to finance our operations and expansion.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by us and certain of our subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries' agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. We use these short-term lines of credit to satisfy our short-term cash needs.

        Group total net indebtedness was Euro 2,728.8 million as of March 31, 2008. Available additional borrowings under credit facilities as of such date were Euro 511.1 million.

        On September 3, 2003, Luxottica U.S. Holdings Corp. ("U.S. Holdings") closed a private placement of U.S. $300.0 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes required annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company's wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. As of March 31, 2008, the Company was in compliance with all of its applicable covenants, including calculations of financial covenants.

        In September 2003, the Company entered into a credit facility with Banca Intesa S.p.A. of Euro 200.0 million. The credit facility included a Euro 150.0 million term loan, which required repayment of equal semi-annual installments of principal of Euro 30.0 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (5.278 percent on March 31, 2008). The revolving loan provides borrowing availability of up to Euro 50.0 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of March 31, 2008, Euro 25.0 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (4.735 percent on March 31, 2008). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of March 31, 2008, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable. Under this credit facility, Euro 55.0 million was utilized as of March 31, 2008.

        In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120.0 million, which began to decrease by Euro 30.0 million every six months commencing on March 30, 2007 ("Intesa OPSM Swaps"). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200.0 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.425 percent per annum.

        On June 3, 2004, the Company and U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available borrowings, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A is a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a revolving credit facility of Euro 725.0 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. On March 31, 2008, U.S. $620.0 million (Euro 392.3 million) had been drawn from Tranche C by U.S. Holdings and Euro 125.0 million by Luxottica Group S.p.A. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on March 31, 2008 was 4.587 percent for Tranche A, 4.705 percent for Tranche B, 3.242 percent on Tranche C amounts borrowed in U.S. dollars and 4.40 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2008. As of March 31, 2008, Euro 947.9 million was borrowed under this credit facility.

        In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405.0 million with various banks which began to decrease by Euro 45.0 million every three months beginning on June 3, 2007 ("Club Deal Swaps"). These Club Deal Swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.50 percent per annum.

        During the fourth quarter of 2007, the Group entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These Tranche B Swaps will expire on March 10, 2012. The Tranche B Swaps were entered into a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum.

        In December 2005, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC). The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion may be borrowed and repaid until final maturity. The final maturity of the credit facility was June 1, 2007. We repaid the outstanding amount on the maturity date with the proceeds of a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The new 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of March 31, 2008, Euro 100.0 million was borrowed under this credit facility. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (4.538 percent on March 31, 2008). The Company can select interest periods of one, three or six months. The final maturity of the credit facility is December 3, 2008.

        To finance the acquisition of Oakley, on October 12, 2007, the Company and its subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is an amortizing term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The Mandated Lead Arrangers and Bookrunners for the term loan are Citigroup N.A. (acting also as Documentation Agent), Intesa San Paolo S.p.A., The Royal Bank of Scotland plc and UniCredit Markets and Investment Banking (acting through Bayerische Hypo—und Vereinsbank AG—Milan Branch) (acting also as Facility Agent). The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on the Group's ratio of net debt to EBITDA, except for the period between the date of the first utilization date and the calculation of the covenants for the first six months of 2008, for which the spread is fixed to 40 basis points. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.40 percent (3.261 percent for Facility D and 3.250 percent for Facility E on March 31, 2008). The final maturity of the credit facility is October 12, 2012. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2008. U.S. $1,500.0 million was borrowed under this credit facility as of March 31, 2008.

        During the fourth quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of Libor for an average fixed rate of 4.26 percent per annum.

        The short-term bridge loan facility is for an aggregate principal amount of U.S. $500.0 million. This facility is underwritten by Bank of America Securities Limited and UniCredit Market and Investment Banking (acting through Bayerische Hypo—und Vereinsbank AG—Milan Branch). Interest accrues on the short-term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent (3.011 percent on March 31, 2008). The final maturity of the credit facility was eight months from the first utilization date.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On April 17, 2008, we signed a long-term exclusive license agreement for the design, production and worldwide distribution of sunglasses under the luxury lifestyle brand Stella McCartney. The agreement, which will begin on January 1, 2009, is for an initial term of six years, automatically renewable for an additional five-year term. The first collection will be launched in the summer of 2009.

        On January 30, 2008, we signed a new license agreement with Chanel. This marks the further extension of a long-term relationship between the two companies, which started in 1999 with the launch of Chanel's first eyewear collections and now seeks to capture the additional growth opportunities for this exclusive and iconic luxury-fashion brand.

        In May 2008, a Performance Shares Plan for top managers within the group to be identified by the Board (the "2008 PSP") was adopted. The 2008 PSP is intended to strengthen the loyalty of our key employees and to recognize their contribution to our success on a medium-to long-term basis. The beneficiaries of the 2008 PSP will be granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain Company performance targets to be determined by our Board. The 2008 PSP will have a term of five years, during which the Board may resolve to issue different grants to the 2008 PSP's beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 14, 2008, the Board granted 1,203,600 rights to receive ordinary shares.

        In April 2008, we Company entered into a new unsecured credit facility with Banca Nazionale del Lavoro of Euro 150.0 million. The 18-month credit facility is a revolving facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrues at Euribor plus 0.375 percent. We can select interest periods of one, three or six months. The final maturity of the credit facility is October 8, 2009.

        On April 29, 2008, we and our subsidiary Luxottica U.S. Holdings Corp. entered into an amendment and transfer agreement to the U.S. $500.0 million short-term bridge loan facility entered into to finance the Oakley acquisition. The terms of such amendment agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, and provide for a final maturity date that is 18 months from the effective date of the agreement. Interest will accrue at LIBOR (as defined in the agreement) plus 0.60 percent.

        On May 29, 2008, we entered into a Euro 250.0 million revolving credit facility, guaranteed by our subsidiary Luxottica U.S. Holdings Corp. with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of principal of Euro 30.0 million starting August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at Euribor (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement.

        On June 25, 2008, our subsidiary Ray Ban Indian Holdings, Inc., which owns approximately 70.5 percent of RayBan Sun Optics Limited, a company listed on the Bombay Stock Exchange, proposed to make a voluntary delisting offer to the public shareholders of RayBan Sun Optics Limited pursuant to the SEBI (Delisting of Securities) Guidelines 2003.

        We and our subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on our business, financial position or operating results. See Item 3—"Key Information—Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2007.

FORWARD-LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley's operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
By: /s/ ENRICO CAVATORTA
Date June 30, 2008	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH
HAAR - GERMANY

 OY LUXOTTICA FINLAND AB
ESPOO - FINLAND

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA NORGE AS
KONGSBERG - NORWAY

 LUXOTTICA OPTICS LTD
HERZELIA - ISRAEL

 LUXOTTICA POLAND SPZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA SWITZERLAND AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE LTD
BUDAPEST - HUNGARY	LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA TRADING AND FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

 LUXOTTICA VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

 AVANT-GARDE OPTICS, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA U.S. HOLDINGS CORP.
WILMINGTON - DELAWARE (USA)

 COLE VISION CORPORATION
WILMINGTON - DELAWARE (USA)

 PEARLE VISION, INC
WILMINGTON - DELAWARE (USA)

 LENSCRAFTERS, INC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
WILMINGTON - DELAWARE (USA)

 SUNGLASS HUT TRADING, LLC
WILMINGTON - DELAWARE (USA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA CANADA INC
TORONTO - CANADA

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO	LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA DO BRASIL LTDA
SÃO PAULO - BRASIL

 LUXOTTICA AUSTRALIA PTY LTD
SYDNEY - AUSTRALIA

 OPSM GROUP PTY LIMITED
SYDNEY - AUSTRALIA

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

 LUXOTTICA RETAIL HONG KONG LIMITED
HONG KONG - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 SHANGHAI MODERN SIGHT OPTICS LTD
SHANGHAI - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

www.luxottica.com

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INDEX TO FORM 6-K